Exhibit 3

Not for Circulation

Confidential & Proprietary

Term Sheet # 2

This term sheet is among eUniverse, Inc. (“Company”) and VP Alpha Holdings IV, L.L.C. (“VPVP”).

Loan:

Bridge loan to the Company from VPVP in the amount of $2.0 million (the “Loan”).  The principal of the Loan to be due and payable on the earlier of (a) the closing of the PIPE transaction referenced below, in which case the outstanding principal and interest under the Loan shall be applied toward the purchase price in the PIPE transaction, (b) the maturity date of the Company’s existing loan with an affiliate of Sony, (c) two years from the date of the Loan, or (d) the closing of any debt or equity financing by the Company in excess of $2.5 million.  $500,000 additional paid directly to Sony to purchase $500,000 of its existing promissory note from the Company.  Bridge loan is to be secured by first priority lien on assets of the Company, on a pari passu basis with the Company’s existing loan from an affiliate of Sony, will be payable interest only at 8% per annum payable quarterly.  Form of Loan Agreement to be acceptable to VPVP in its sole discretion and acceptable to the Company in good faith.  If the Option referenced below is not exercised within 120 days, VPVP to receive 3-year warrants to purchase 200,000 shares of Series B Preferred Stock of the Company exercisable at $2.50 per share (as appropriately adjusted for stock splits, stock dividends, recapitalizations, and similar matters).  The form of warrant will be typical for venture capital transactions, including but not limited to a net issuance feature.

Option:

Sony to grant VPVP an exclusive option to purchase 4.8 million shares held by Sony, consisting of a pro rata number of Common and Preferred shares held by Sony (the “Option”).  The Option shall be for 180 days, exercisable at a price equal to $1.10 per share.  In the event that VPVP sells or distributes the Option shares at a net price in excess of $3 per share, then Sony shall receive a contingent payment equal to 40% of the amount in excess of $3 per share, subject to a maximum additional payment to Sony of $1.10 per share.  The contingent payment shall be in the form of cash if the shares are sold, or in the event of a distribution to VPVP’s limited partners, in the form of Company shares for Sony to sell or hold as it determines. The form of the Option shall contain customary representations, warranties and other terms acceptable to VPVP.  Sony will agree to vote in favor of the consummation of the PIPE transaction and related transactions referenced below, as approved by the Board of Directors of the Company.  The Company will consent to the Option and the transactions contemplated thereunder.

PIPE Transaction:

Purchase by VPVP of $10 million of shares of Series B Preferred Shares of the Company (with the Loan paid off in connection therewith) pursuant to the terms and conditions of a definitive Stock Purchase Agreement (the “Stock Purchase Agreement”).  The shares will consist of Series B Preferred  Stock of the Company, with the following changes to the existing terms:

(a) The purchase price shall be as set forth below.

(b) The initial conversion price shall be $1.50.

(c) The authorized number of shares of Series B Preferred Stock will be increased to cover the issuance contemplated by this Term Sheet.

(d) Reference to 550 Digital Media Ventures in the Series B Preferred Stock terms shall be changed to VPVP.

(e) The Series B Preferred shares will be convertible to Common only on the election by VPVP, or upon other events acceptable to VPVP in its sole discretion.

(f) The 8% dividend shall be mandatory and paid quarterly in shares of Series B Preferred.

The Company will seek NASDAQ approval to allow the PIPE transaction to proceed without shareholder vote.  If shareholder vote is necessary for any reason, Company covenants to use its reasonable  best efforts to obtain such favorable vote or to otherwise stage or structure the transaction to accomplish the issuance of the shares or so many of such shares it may lawfully do without shareholder approval in a manner acceptable to VPVP.

Line of Credit:

In the event of a closing of the PIPE transaction contemplated by this Term Sheet, VPVP shall make available to the Company an acquisition and business development line of credit of up to $20 million (the “Line of Credit”).  The Line of Credit is intended to provide the Company with capital to make appropriate acquisitions and enter into strategic business development ventures (a “Transaction”).  Each Transaction is subject to VPVP’s approval in its sole discretion.  The definitive agreement for the Line of Credit shall be in form and substance acceptable to VPVP and the Company in their sole discretion.

Price:

The price for each share of Series B Preferred Stock under the PIPE transaction (the “Price”) shall be $1.50 per share, which takes into account the amount and type of securities set forth in “Capitalization” below.  This price takes into account (i) the fact that no underwriter fee will be paid by the Company; (ii) the Company’s stock is lightly traded; (iii) The Company is the subject of ongoing litigation; and (iv) the Shares are not immediately freely tradable.

Use of Proceeds from PIPE Transaction:	Ongoing operation and expansion of the Company.

Capitalization:

The Company represents and warrants that its outstanding capitalization (including any outstanding stock, convertible securities, warrants, options, or rights or commitments to issue any of the foregoing, contingent or fixed) consists of the following:

Security	Number of Shares on an As Converted to Common Basis

Common(1)	25,866,812
Series A Preferred	400,000
Series B Preferred(2)	1,923,077
Warrants	700,000
Vested Options	3,673,277
Unvested Options	1,966,239
Ungranted Options	2,601,301
Total	37,130,706

Definitive Agreements:

The Company and Sony will act in good faith to negotiate, complete and enter into a definitive Option Agreement, Loan Agreement, Stock Purchase Agreement, and related closing documents reflecting the terms and conditions hereof as soon as reasonably possible, with a goal of executing the Loan Agreement and Option within 10 days hereof.

Information & Registration Rights:

VPVP shall receive standard information rights  and the right to have its shares in the Company registered under applicable securities laws (as soon as practicable after the closing of the PIPE transaction).

Closing and Closing Conditions:

The closing of the Loan Agreement and the other transactions contemplated hereby will be conditioned upon a variety of items for the benefit of VPVP (which may be waived by VPVP in its sole discretion only in a writing signed by VPVP), including but not limited to the following:

(a) The parties shall have negotiated the definitive agreements on terms acceptable to VPVP in its sole discretion.
(b) All representations and warranties of the Company in the definitive agreements shall be true at the signing dates and as of the closing dates.
(c) The Company shall have performed all of its pre-closing covenants contained in the definitive agreements.
(d) VPVP shall have completed its business and legal due diligence and approved the same in its sole discretion.

(e)          There shall have been no material adverse change or effect that, individually or when taken together with all other changes or effects, is or could be likely to be materially adverse to the business assets, financial condition, operations, capitalization, or prospects of the Company and its subsidiaries.

(f) The price of the Company’s stock as traded on NASDAQ prior to the closing shall be acceptable to VPVP in its sole discretion.

The Closing of the PIPE transaction shall be subject to a number of additional conditions for the benefit of VPVP, including resolution of litigation that the Company is involved in a manner satisfactory to VPVP.  The Closing of the PIPE transaction and the other transactions contemplated hereby, shall be subject to applicable customary conditions for the benefit

(1)                                  Sony owns 3,366,154 shares of Common Stock and 1,923,077 shares of Series B Preferred Stock.  Except for such shares, Sony holds no options, warrants, or rights to acquire any securities of the Company.

(2)                                  See footnote 1, above.

of the Company, but in no event more extensive than the conditions contained in the purchase agreement between Sony and the Company with respect to Sony’s prior purchase of Series B Preferred shares.

Board of Directors:

If the PIPE transaction closes, then VPVP shall have the right to designate the greater of (a) two directors to the Board or (b) the number of directors provided for in the Series B Preferred Stock Certificate of Designation.  To the extent that VPVP has representatives on the Board, those representatives shall be accorded no less favorable treatment than any other Board member with respect to all matters, including, without limitation, expense reimbursement, stock options or grants, benefits, and access to Company information and management.

Representations and Warranties:

The Company will make representations and warranties in the definitive agreements customary in transactions of this kind including, without limitation, representations regarding due formation, qualification and good standing, organization documents and by-laws, company power, subsidiaries, capitalization, authorization, due issuance, financial statements subsequent developments, no encumbrances, obligations, use of proceeds, assets, litigation, proprietary information, patents, contracts, and commitments.  The Company’s representations concerning financial statements, ownership of its intellectual property, compliance with laws and non infringement of third party intellectual property rights, shall be not be qualified by any “knowledge” qualifier.

Due Diligence Period and Right to Invest:

The Company recognizes that VPVP has and will expend considerable resources and time in negotiating definitive agreements with respect to the transactions contemplated herein. Accordingly, following execution of this Term Sheet, the Company and its shareholders, officers, directors and agents and Sony shall negotiate in good faith with VPVP for a period of 10 days for the Loan and 90 days for the PIPE transaction (the “Due Diligence Period”), with respect to transactions contemplated hereby.  Such negotiations shall reflect the terms set forth in this Term Sheet.

For valuable consideration, receipt of which is hereby acknowledged, the Company agrees that VPVP shall have the right to complete its due diligence during the Due Diligence Period and to make the Loan to the Company and to invest in the PIPE transaction on the terms outlined herein.  Once VPVP has notified the Company that it has satisfactorily completed its due diligence and wishes to complete the Loan or PIPE transaction (which notice, if to be given, must occur within 10 calendar days following execution of this Term Sheet with respect to the Loan and within 90 days with respect to the PIPE transaction), the Company agrees to cooperate reasonably and in good faith to complete such transaction as expeditiously as practicable.

Directors Liability Insurance:

The Company will maintain, for the period that VPVP has a representative on the Board of Directors of the Company, a directors’ liability insurance policy in form and substance reasonably satisfactory to VPVP, covering the directors of the Company in the amount of at least $10 million.

Indemnification:	The Company shall indemnify, defend and hold harmless VPVP and its affiliates, agents, employees, officers, directors and partners (collectively,

the “Indemnitees”) from and against any investigations, proceedings, claims, lawsuits or actions, and for any expenses, losses, damages, attorneys’ fees and costs (payable in advance for the amounts expected to be incurred), and liabilities (joint or several), to which the Indemnitees may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, or any other applicable rule, regulation or law, arising out of or in any way related to this Term Sheet, the definitive agreements, and/or an investment in or loan to the Company.

Expenses and Professional Fees:

The Company shall pay to VPVP at the closing of the Loan Agreement VPVP’s attorneys’ fees and due diligence expenses, in connection with this transaction.  If for any reason the transactions contemplated by this Term Sheet do not close, the Company shall immediately reimburse VPVP’s out-of-pocket legal, accounting and due diligence expenses.  The Company shall pay to VPVP at the closing of the PIPE transaction VPVP’s attorneys fees and due diligence expenses in connection with that transaction.

Confidentiality:	The terms and existence of this Term Sheet are confidential to VPVP and may not be disclosed by the Company or Sony except as may be approved by VPVP.

Miscellaneous:	The footnote contains various applicable miscellaneous provisions. *

* * * *

Except as set forth in “Due Diligence Period and Right to Invest”, “Confidentiality”, “Indemnification”, and “Miscellaneous” above, the provisions of this Term Sheet are non-binding on each party.

*                                         This Term Sheet constitutes and contains the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes any prior or contemporaneous oral or written agreements or understandings.  Each party acknowledges and agrees that they have not made any representations, warranties or agreements of any kind regarding the subject matter hereof, except as expressly set forth herein.  This Term Sheet may not be modified or amended, except by an instrument in writing signed by duly authorized officers of both of the parties hereto.  The parties agree that any dispute arising out of or in connection with this Term Sheet will be resolved solely by confidential binding arbitration in San Francisco, California according to the commercial arbitration rules of JAMS.  Each party shall bear its own attorneys’ fees, expert witness fees, and costs in connection with such arbitration.  This Term Sheet has been negotiated and drafted by each party, with counsel from each party reviewing the document.  The language in this Agreement shall be construed as to its fair meaning and not strictly for or against any party.  This Term Sheet, and any dispute arising hereunder, shall be governed by California law, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than California.  If any provision of this Term Sheet is determined to be invalid in whole or in part for any reason, such unenforceable or invalid provision shall not affect the legality, enforceability or validity of the rest of this Term Sheet.  If any provision is stricken in accordance with the previous sentence, then the stricken provision shall be replaced with a legal, enforceable and valid provision that is as similar in tenor to the stricken provision as is legally possible.  The provisions of this Term Sheet are intended solely for the benefit of the Company and VPVP and no provision hereof may be enforced by any creditor, shareholder, officer, director, or agent of, or any other party affiliated with, the Company or VPVP.  Company shall use its reasonable best efforts to perform such further acts and things as VPVP may reasonably  request in order to carry out the intent and accomplish the purpose of the binding provisions of this Term Sheet.

If the terms and conditions described above are acceptable to you, please so indicate by your signature below.  This proposal shall remain outstanding until 4:00 pm, San Francisco time, on June 24, 2003, unless previously revoked by us.

VP Alpha Holdings IV, L.L.C.

By:	VantagePoint Venture Associates IV, L.L.C.

Its Managing Member
	By:	/s/ Alan E. Salzman

	Name:	Alan E. Salzman

	Title:	Managing Member

Agreed and Accepted:

eUniverse, Inc.

By:	/s/ Brad Greenspan
Brad Greenspan, CEO